                                                                    EXHIBT 10.42

September 23, 2004


Mr. David Wittels
8 Sterling Lane
Sands Point, NY 11050


Dear David:

      We are delighted that you will be rejoining the Ziff Davis Holdings Inc. Board of Directors and serving as Chairman of the Audit Committee. We look forward to continuing to work with you to drive the future growth of our businesses.

      We confirm that your annual cash compensation will be $50,000 in total and will be paid in monthly installments. This amount comprises your annual retainer, annual audit committee chair fees and per-diem Board and committee meeting fees. We will also reimburse you for your reasonable out-of-pocket travel costs to attend meetings.

      In addition, we will propose that the Compensation Committee grant you options to purchase the following shares and classes of the Company's capital stock, pursuant to the terms of the Company's Amended and Restated 2002 Employee Stock Option Plan and the Company's standard stock option agreement: 25,000 shares of Common Stock, 153 shares of Series A Preferred Stock, 46 shares of Series B Preferred Stock and 37 shares of Series D Preferred Stock. As more specifically set forth in the plan and stock option agreement, the options will vest over a 5-year period - but would become fully-vested in the event of the sale to an independent third party of all or substantially all of the Company's assets or of stock having the voting power to elect a majority of the Board - and would have a maximum term of 10 years.

David, again, it's a pleasure to have rejoining our Board.

Sincerely,

/s/


cc: Avy Stein, John Willis, Dan Blumenthal and Brad Shisler (Willis Stein & Partners) Bart Catalane, Gregory Barton, Derek Irwin (Ziff Davis Media)